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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 _____________


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 6)


                         Homestead Village Incorporated
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
                  Warrants to Purchase Shares of Common Stock
                         (Title of Class of Securities)


                                  437851 10 8
                                  437851 11 6
                     (CUSIP Number of Class of Securities)


                          Jeffrey A. Klopf, Secretary
                      Security Capital Group Incorporated
                               125 Lincoln Avenue
                          Santa Fe, New Mexico  87501
                                 (505) 982-9292
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)




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

-----------------------------------
CUSIP NOS. 437851 10 8; 437851 11 6
-----------------------------------

--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Security Capital Group Incorporated
      36-3692698
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC, BK, OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      STATE OF MARYLAND
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            14,653,394 (includes 3,180,922 Shares that may be
                          acquired upon exercise of Warrants)
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          27,770,617* (consisting of Shares issuable upon
     OWNED BY             conversion of convertible notes)
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             14,653,394 (includes 3,180,922 Shares that may be
                          acquired upon exercise of Warrants)
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          27,770,617* (consisting of Shares issuable upon
                          conversion of convertible notes)
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      42,424,011* Shares (includes 3,180,922 Shares that may be acquired upon exercise of Warrants and 27,770,617 Shares issuable upon conversion of convertible notes)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      81.4%*
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
--------------------------------------------------------------------------------

* Assumes the maximum amount of notes have been funded under the funding commitment agreements between Homestead and Security Capital Pacific Trust ("PTR") and Security Capital Atlantic Incorporated ("ATLANTIC"), respectively. As of April 15, 1997, PTR and ATLANTIC held approximately $145.4 million of notes, which at face mortgage amount are convertible into 13,575,848 Shares.

-----------------------------------
CUSIP NOS. 437851 10 8; 437851 11 6
-----------------------------------

--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Security Capital Pacific Trust
      74-6056896
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC, BK, OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      STATE OF MARYLAND
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            - 0 -

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          19,246,402* (consisting of Shares issuable upon
     OWNED BY             conversion of convertible notes)
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             - 0 -

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          19,246,402* (consisting of Shares issuable upon conversion of convertible notes)
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      19,246,402* Shares (consisting of Shares issuable upon conversion of convertible notes)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      47.6%*
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
--------------------------------------------------------------------------------

* Assumes the maximum amount of notes have been funded under the funding commitment agreement between PTR and Homestead. As of April 15, 1997, PTR held approximately $120.4 million of notes, which at face mortgage amount are convertible into 11,658,030 Shares.

-----------------------------------
CUSIP NOS. 437851 10 8; 437851 11 6
-----------------------------------

--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Security Capital Atlantic Incorporated
      85-0415503
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC, BK, OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      STATE OF MARYLAND
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            - 0 -

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          8,524,215* (consisting of Shares issuable upon
     OWNED BY             conversion of convertible notes)
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             - 0 -

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,524,215* (consisting of Shares issuable upon conversion of convertible notes)
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      8,524,215* Shares (consisting of Shares issuable upon conversion of convertible notes)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                     [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      28.7%*
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
--------------------------------------------------------------------------------
* Assumes the maximum amount of notes have been funded under the funding commitment agreement between ATLANTIC and Homestead. As of April 15, 1997, ATLANTIC held approximately $25.0 million of notes, which at face mortgage amount are convertible into 1,917,818 Shares.

                                 SCHEDULE 13D

Item 1.  Security and Issuer

     Shares of Common Stock, par value $.01 per share (the "Shares"), of Homestead Village Incorporated ("Homestead"), and warrants to purchase Shares ("Warrants"), 2030 Powers Ferry Road, Suite 222, Atlanta, Georgia 30339.

Item 5.  Interest in Securities of the Issuer

     (a),(b) The following table sets forth the beneficial ownership of Shares for each person named in Item 2. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Shares.


                                                    Number of Shares         Percent of
Person                                            Beneficially Owned(1)     All Shares(2)
------                                           -----------------------    -------------
Security Capital Group Incorporated............       42,424,011(3)             81.4%
William D. Sanders.............................          235,111(4)              1.1
Samuel W. Bodman...............................                0                   *
Hermann Buerger................................           12,000(5)                *
John P. Frazee, Jr.............................            4,758(6)                *
Cyrus F. Freidheim, Jr.........................            1,102                   *
H. Laurance Fuller.............................              216                   *
Ray L. Hunt....................................           85,237(7)                *
Peter S. Willmott..............................            3,447                   *
Thomas G. Wattles..............................            1,837                   *
Security Capital Pacific Trust.................       19,246,402                47.6
C. Ronald Blankenship..........................            7,311                   *
Calvin K. Kessler..............................            4,680                   *
James H. Polk, III.............................           10,500                   *
John C. Schweitzer.............................            6,316(8)                *
James A. Cardwell..............................            4,780                   *
John T. Kelley, III............................            2,739                   *
William G. Myers...............................           20,490                   *
R. Scot Sellers................................            4,410                   *
Patrick R. Whelan..............................              476                   *
John H. Gardner................................                0                   *
Jeffrey B. Allen...............................              983                   *
Jeffrey A. Klopf...............................                0                   *
Jay S. Jacobson................................                0                   *
Mark N. Tennisson..............................              108                   *
Security Capital Atlantic Incorporated.........        8,524,215                28.7
Manuel A. Garcia, III..........................           36,139(9)                *
Ned S. Holmes..................................            2,242                   *
Constance B. Moore.............................            5,597                   *
James C. Potts.................................            5,996                   *
John M. Richman................................            1,851                   *
J. Lindsay Freeman.............................                0                   *
William Kell...................................               78                   *
Bradley C. Miller..............................               45                   *


*    Less than 1%

(1) Includes, for PTR and ATLANTIC, all Shares that may be issued upon conversion of all Convertible Notes that may be outstanding upon full funding under the Funding Commitment Agreements. Includes, for Messrs. Sanders, Bodman, Buerger Frazee, Freidheim, Fuller, Hunt, Willmott and Wattles, 197,183, 0, 12,000, 1,107, 442, 62, 44,133, 1,384 and 737 Shares,
     respectively, that may be acquired upon exercise of Warrants. Includes, for Messrs. Blankenship, Kessler, Polk, Schweitzer, Cardwell, Kelley, Myers, Sellers, Whelan, Gardner, Allen, Klopf, Jacobson and Tennisson, 2,935, 1,879, 4,216, 2,536, 1,919, 1,100, 8,225, 1,732, 191, 0, 33, 0, 0 and 43
     Shares, respectively, that may be acquired upon exercise of outstanding Warrants. Includes, for Ms. Moore and Messrs. Garcia, Holmes, Potts, Richman, Freeman, Kell and Miller, 2,246 and 2,508, 898, 2,407, 743, 0, 31
     and 18 Shares, respectively, that may be acquired upon exercise of outstanding Warrants.

(2) Assumes (i) in the case of PTR and ATLANTIC, that PTR or ATLANTIC, as applicable, has converted all Convertible Notes that may be outstanding upon full funding under its Funding Commitment Agreement and that no other person has converted any outstanding convertible securities and (ii) in the case of Security Capital Group Incorporated ("Security Capital"), that each of PTR and ATLANTIC have converted all Convertible Notes that may be outstanding upon full funding under the Funding Commitment Agreements, that Security Capital has exercised all of its outstanding Warrants and that no other person has converted any outstanding convertible securities.

(3) Includes 19,246,402 Shares beneficially owned by PTR and 8,524,215 Shares beneficially owned by ATLANTIC. As a result of its ownership of 36.0% of PTR's outstanding common shares and 51.4% of ATLANTIC's outstanding common stock and Security Capital's contractual arrangements with PTR and ATLANTIC, Security Capital may be deemed to beneficially own all Shares owned by PTR and ATLANTIC. Also includes 3,180,922 Shares that may be acquired upon exercise of Warrants. 11,472,472 Shares and Warrants to acquire 3,180,922 Shares are, or will be, owned of record by SC Realty Incorporated, a wholly owned subsidiary of Security Capital, and, except for Warrants to acquire 1,700,900 Shares, are, or will be, pledged to secure a $300 million revolving line of credit facility with a syndicate of banks. As of April 15, 1997, there were no borrowings outstanding under the line of credit. The line of credit is also secured by securities owned indirectly by Security Capital of PTR, ATLANTIC, Security Capital Industrial Trust and Security Capital U.S. Realty, an entity based in Luxembourg that is affiliated with Security Capital and which invests in real estate operating companies in the United States. Security Capital estimates that the aggregate market value of the pledged securities exceeded $2.5 billion as of April 15, 1997. Security Capital was in compliance with all covenants under the line of credit as of December 31, 1996.

(4) 127,566 Shares are, or will be, owned by Mr. Sanders directly. Mr. Sanders may be deemed to beneficially own 104,920 Shares which are, or will be, owned by Sanders Partners Incorporated and CAMPR Partners Limited, family entities with respect to which Mr. Sanders shares voting and dispositive power, and 2,625 Shares which are, or will be owned by a foundation of which Mr. Sanders is a director.

(5) Includes Warrants to acquire 10,000 Shares held jointly with his wife and Warrants to acquire 1,000 Shares held by a trust for the benefit of Mr. Buerger's daughter.

(6)  Includes options to acquire 2,000 Shares.

(7) Includes 330 Shares held by family trusts for which Mr. Hunt is trustee; 1,097 Shares for which Mr. Hunt shares beneficial ownership pursuant to powers of attorney; 5,521 Shares held by a family limited partnership of which a corporation that Mr. Hunt owns is the general partner, and 330 Shares held by a corporation that Mr. Hunt owns. Does not include 330 Shares owned by Ms. Hunt as separate property and 23,479 Shares held by Hunt Financial Corporation, the capital stock of which is held, indirectly through a series of corporations, by trusts for the benefit of Mr. Hunt and members of his family, as to which Mr. Hunt disclaims beneficial ownership.

(8) Includes 1,332 Shares and Warrants to purchase 894 Shares held by a partnership for which Mr. Schweitzer is a general partner and 494 Shares and Warrants to purchase 332 Shares held by a corporation that Mr. Schweitzer owns.

(9) Includes 7,523 Shares and Warrants to acquire 1,022 Shares held by a trust for which Mr. Garcia is trustee.

     (c) No transactions in Shares or Warrants were effected in the past sixty days by the persons listed in the above table, except as previously disclosed and: on April 9, 1997, Security Capital purchased 18,200 Warrants at a purchase price of $7.875 per Warrant; on April 10, 1997, Security Capital purchased 39,600 Warrants at an average purchase price of $7.74 per Warrant; on April 14, 1997, Security Capital purchased 8,100 Warrants at an average purchase price of $7.29 per Warrant; on April 15, 1997, Security Capital purchased 3,800 Warrants at a purchase price of $7.25 per Warrant; on April 16, 1997, Security Capital purchased 119,400 Warrants at a purchase price of $7.125 per Warrant; on April 18, 1997, Security Capital purchased 11,900 Warrants at an average purchase price of $7.16 per Warrant; on April 21, 1997, Security Capital purchased 8,600 Warrants at a purchase price of $7.25 per Warrant; and on April 22, 1997, Security Capital purchased 900 Warrants at a purchase price of $7.125 per Warrant.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by the persons listed in the above table.

                                   SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 22, 1997                    SECURITY CAPITAL PACIFIC TRUST



                                           By:/s/ Jeffrey A. Klopf
                                              ----------------------------------
                                           Name:  Jeffrey A. Klopf
                                           Title:  Secretary


                                        SECURITY CAPITAL ATLANTIC INCORPORATED



                                           By:/s/ Jeffrey A. Klopf
                                              ----------------------------------
                                           Name:  Jeffrey A. Klopf
                                           Title:  Secretary


                                        SECURITY CAPITAL GROUP INCORPORATED



                                           By:/s/ Jeffrey A. Klopf
                                              ----------------------------------
                                           Name:  Jeffrey A. Klopf
                                           Title:  Secretary